KA 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


13030531

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49491

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHEVAL CAPITAL, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 N. PITT STREET, SUITE 110
(No. and Street)

ALEXANDRIA (City) VA (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANCIS C STIFF
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUCK, STURMER & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 WEST 37TH STREET (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY 3/13

OATH OR AFFIRMATION

I, FRANCIS C STIFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHEVAL CAPITAL, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANETTE AGBEMBLE
Notary Public
Commonwealth of Virginia
7530007
My Commission Expires Mar 31, 2017

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHEVAL CAPITAL, INC.

REPORT PURSUANT TO SEC RULE 17A-5(d)

December 31, 2012

Cheval Capital, Inc.

Financial Statements

Year Ended December 31, 2012

Table of Contents

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
5 WEST 37TH STREET, NEW YORK, NEW YORK 10018
(212) 697-7333
FAX (212) 986-1201
CPA@BUCKSTURMER.COM

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
CPA.RYE@BUCKSTURMER.COM

Independent Auditor's Report

To the Board of Directors and Stockholders
Cheval Capital, Inc.:

We have audited the accompanying statement of financial condition of Cheval Capital, Inc. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cheval Capital, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedules on pages 10 through 12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information Schedules on pages 10 through 12 is fairly stated in all material respects in relation to the financial statements as a whole.

Buck, Sturmer + Co., P.C.

BUCK, STURMER & CO., P.C.
Certified Public Accountants

February 27, 2013
New York, NY

Cheval Capital, Inc.

Statement of Financial Condition

December 31, 2012

ASSETS

Cash and cash equivalents	$ 308,913
Accounts receivable	56,935
Property and equipment, net of depreciation	2,623
Other assets	2,572
TOTAL	$ 371,043

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 92,988
STOCKHOLDER'S EQUITY	
Common Stock - $ 0.01 Par Value; Authorized 1,000 Shares; Issued 100 Shares	1
Additional paid-in capital	43,349
Retained earnings	234,705
Total Stockholder's Equity	278,055
TOTAL	$ 371,043

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Income

Year Ended December 31, 2012

REVENUES:	
Fee income	$ 702,849
Interest income	30
Total Income	702,879
EXPENSES:	
Officers' compensation and benefits	456,169
Occupancy costs	60,451
Depreciation and amortization	1,088
Membership, registration and other fees	4,423
Communications	8,317
Other operating expenses	77,797
Total Expenses	608,245
Income before other income	94,634
Other Income	
Net gain on disposition of marketable security	265,680
NET INCOME	$ 360,314

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2012

	Capital Stock Common		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, beginning	100	$ 1	$ 43,349	$ 614,161	$ 657,511
Net Income				360,314	360,314
Cash and Non-cash Distributions to Shareholder				(739,770)	739,770
Balance, ending	100	$ 1	$ 43,349	$ 234,705	$ 278,055

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Cash Flows

Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 360,314
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,088
Net gain on disposition of marketable security	(265,680)
Net loss on property and equipment	1,471
Bad debt expense	19,268
Changes in assets and liabilities:	
(Increase) decrease:	
Accounts receivable	(23,181)
Other assets	14
Increase (decrease):	
Accounts payable and accrued expenses	54,295
Net cash provided by operating activities	147,589
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash distributions to shareholder	(87,000)
Net cash used in financing activities	(87,000)
Net increase in cash and cash equivalents	60,589
Cash and equivalents - beginning of year	248,324
Cash and equivalents - end of year	$ 308,913

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash payments for:	
Interest	$ -

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Notes to Financial Statements

December 31, 2012

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cheval Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Virginia corporation incorporated on July 12, 1996.

The Company provides investment banking services to corporate clients. Such services include providing financial advice in mergers and acquisitions and acting as a placement agent in private equity and debt offerings and and other areas.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fee Income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not yet earned reflected as deferred fee income.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Concentration of Risk

The Company had revenue from two major customers that represented approximately 76% of total revenues for the year ended December 31, 2012.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary. Management periodically reviews accounts receivable and if amounts are considered uncollectible they are charge to bad debt expense.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (primarily five years). When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is recognized currently. The cost of maintenance and repairs is charged to expense as incurred, whereas renewals and betterments are capitalized.

Cheval Capital, Inc.

Notes to Financial Statements

December 31, 2012

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following at December 31, 2012:

Furniture and fixtures	$ 27,533
Office equipment	6,593
Leasehold improvements	10,020
	44,146
Less: accumulated depreciation	(41,523)
	$ 2,623

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $210,768, which was $204,569 in excess of its required net capital of $6,199. The Company's aggregate indebtedness to net capital ratio was .4412 to 1.00.

NOTE 5 - PENSION PLAN

The Company maintains a defined contribution profit sharing pension plan for all employees meeting minimum eligibility requirements. A discretionary contribution of $87,439 was made for the year ended December 31, 2012.

NOTE 6 - LEASE COMMITMENT

On March 9, 2012 the Company entered into a lease amendement agreement to extend the original office space lease through March 31, 2014. The lease provides in part for the payment of contingent rentals based upon the escalation of real estate taxes and certain operating expenses. Rent expense was $60,451 for the year ended December 31, 2012. Minimum future lease payments as of December 31, 2012 were as follows:

December 31,	
2013	$51,091
2014	12,866
	$63,957

Cheval Capital, Inc.

Note to Financial Statements

December 31, 2012

NOTE 7 - INCOME TAXES

The Company has elected, with the consent of its stockholder, to be taxed as an "S" Corporation under Internal Revenue Code Section 1362(a). An "S" Corporation does not generally pay income tax but, instead, its stockholder is taxed on the Company's income. Therefore, these statements do not include any provision for federal or state income taxes.

The Company files income tax returns in the U.S. federal and Commonwealth of Virginia jurisdictions which are generally subject to examination by taxing authorities for a period of three years from the date they are filed. The Company is no longer subject to examinations for years before 2009. There is no current examination or adjustment proposed by the Internal Revenue Service or any other jurisdiction.

There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

NOTE 8 - PRIOR PERIOD ADJUSTMENT

Prior year appreciation in the fair market value of a marketable security was misstated as an increase in other comprehensive income, that appreciation should have been included as an increase in retained earnings. Retained earnings at the beginning of the year ended December 31, 2012 has been recharacterized to include that appreciation. There was no effect on stockholder's equity.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2013, the date which the financial statements were available to be issued.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Cheval Capital, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2012

NET CAPITAL		
Total stockholder's equity qualified for net capital		$ 278,055
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 56,935	
Property and equipment	2,623	
Other assets	2,572	62,130
TOTAL NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (tentative net capital)		215,925
Haircuts on securities		
Money market funds		5,157
NET CAPITAL		$ 210,768
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 92,988
Total aggregate indebtedness		$ 92,988
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
Company		$ 6,199
Excess net capital		$ 204,569
Excess net capital at 1,000%		$ 201,469
Ratio: Aggregate indebtedness to net capital		.4412 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There is no material difference from the Company's computation, therefore a reconciliation is not included.

Cheval Capital, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2012

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

Cheval Capital, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2012

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
5 WEST 37TH STREET, NEW YORK, NEW YORK 10018
(212) 697-7333
FAX (212) 986-1201
CPA@BUCKSTURMER.COM

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
CPA.RYE@BUCKSTURMER.COM

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
Cheval Capital, Inc.:

In planning and performing our audit of the financial statements of Cheval Capital, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c13-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in its regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buck, Sturmer + Co. P.C.

Buck, Sturmer & Co., P.C.
New York, New York

February 27, 2013

Cheval Capital, Inc.

Independent Accountants' Report on
Applying Agreed-Upon Procedures on
SIPC Assessment Reconciliation Required by
Rule 17a-5(e)(4) of the Securities and Exchange Commission

December 31, 2012

Buck, Sturmer & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS
5 WEST 37TH STREET, NEW YORK, NEW YORK 10018
(212) 697-7333
FAX (212) 986-1201
CPA@BUCKSTURMER.COM

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
CPA.RYE@BUCKSTURMER.COM

Independent Accountants' Report on Applying Agreed-Upon Procedures to an Entity's SIPC Assessment Reconciliation Required by Rule 17a-5(e)(4) of the Securities and Exchange Commission

To the Board of Directors
Cheval Capital, Inc.
901 North Pitt Street, Suite 110
Alexandria, VA 22314

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of SIPC Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Cheval Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Cheval Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cheval Capital, Inc.'s management is responsible for Cheval Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including actual checks issued, bank records and cash disbursements journals noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including contracts and general ledger noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers. There was an arithmetical error in computing the amount due with Form SIPC-7, the amount due and paid with form SIPC-7 was $242; the correct amount due is $245, a difference of $3; and

5. There was no overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Buck, Sturmer + Co., P.C.

Buck, Sturmer & Co., P.C.

February 27, 2013

Cheval Capital, Inc.
Schedule of SIPC Assessments and Payments
For the Year Ended December 31, 2012

Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 968,559
Deductions:		
Net gain from securities		265,680
SIPC Net Operating Revenues		$ 702,879
General Assessment @ .0025		$ 1,757
Less: Payments		
August 20, 2012	$ 1,512	
February 25, 2013	242	1,754
Assessment balance due		$ 3